SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
 (Amendment No. 2)
Arch Coal, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
039380407

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

September 13, 2017

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 039380407	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,237,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,237,035
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,237,035
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 039380407	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,558,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%
14		TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 039380407	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON MDRA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,558,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%
14		TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 039380407	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,732
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,558,732
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%
14		TYPE OF REPORTING PERSON OO, HC

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common shares, par value $0.01 per share (“Common Stock”), of Arch Coal, Inc. (the “Issuer”), to amend the Schedule 13D filed on October 17, 2016 (together with Amendment No.1 to Schedule 13D filed on November 22, 2016, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On September 13, 2017, the Issuer, on the one hand, and Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners III LP, MCP Holdings Master LP, Monarch Debt Recovery Master Fund Ltd and P Monarch Recovery Ltd., on the other hand (the “Monarch Parties”), entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), which provides that the Issuer will repurchase a total of 750,000 shares of Common Stock from the Monarch Parties at a price of $74.33 per share, resulting in an aggregate purchase price of $55,747,500.
Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:
(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 2,558,732 shares of Common Stock. Such shares represent 11.47% of the 22,299,672 shares of Common Stock that the Issuer has advised the reporting persons were outstanding as of September 13, 2017 after giving effect to the transactions contemplated by the Stock Repurchase Agreement. MDRF directly beneficially owns 1,237,035 shares of Common Stock, which represent 5.55% of the 22,299,672 shares of Common Stock outstanding as of September 13, 2017. None of the other individual Monarch Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:
(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 2,558,732 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares, including the 1,237,035 shares of Common Stock held by MDRF.
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
(c) On September 13, 2017, the Monarch Parties entered into the Stock Repurchase Agreement for the sale of 750,000 shares of Common Stock to the Issuer pursuant to the terms described therein.
Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Item 4 above summarizes certain provisions of the Stock Repurchase Agreement and is incorporated herein by reference.  The description of the terms of the Stock Repurchase Agreement is not complete and is qualified in its entirety by reference to the Stock Repurchase Agreement included as Exhibit 99.1 to this Amendment No. 2, which is incorporated herein by reference.
Item 7.          Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

99.1
Stock Repurchase Agreement, dated September 13, 2017, by and between Arch Coal, Inc., Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners III LP, MCP Holdings Master LP, Monarch Debt Recovery Master Fund Ltd and P Monarch Recovery Ltd.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017	MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its Investment Manager

By: MDRA GP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: September 15, 2017	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: September 15, 2017	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: September 15, 2017	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member